Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 1698)
(NYSE Stock Ticker: TME)

POLL RESULTS OF THE 2024 ANNUAL GENERAL MEETING

We wish to announce that all the proposed resolutions set out in our notice of the annual general meeting dated May 21, 2024 were duly passed at our annual general meeting held on June 28, 2024.

By Order of the Board

Tencent Music Entertainment Group
Cussion Kar Shun Pang

Executive Chairman

Hong Kong, June 28, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Ms. Min Hu, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.